File No. 82-1264



BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

May 09, 2005

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.





Dear Sirs,

We have made public on May 09, 2005, the following messages.

- Bridgestone Corporation Announces Business and Financial Results for First Quarter of Fiscal 2005
- Notice Regarding the Repurchase of Shares
- Bridgestone to Produce Tires in Hungary

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Corporation Announces Business and Financial Results for First Quarter of Fiscal 2005

Tokyo (May 9, 2005)—Bridgestone Corporation (the "Company") today announced its unaudited consolidated business and financial results for the period January 1 to March 31, 2005, the first quarter of the present fiscal year (January 1 to December 31, 2005). These results are for Bridgestone Corporation and subsidiaries, collectively referred to below as the "Companies." The Company had 438 consolidated subsidiaries and 201 equity method affiliates at March 31, 2005.

Here is a summary of the Companies' first-quarter results for 2005 and of management's revised projections for the Companies' sales and earnings performance for the first half of fiscal year 2005. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥107.39, the exchange rate on March 31.

I. Overall Results

A. Sales and earnings

The Companies' net income in the first quarter of 2005 declined 7% from the same period of the previous year, to ¥26.1 billion [$243 million], on 8% increase in net sales, to ¥603.9 billion [$5.6 billion]. Operating income declined 7%, to ¥44.0 billion [$410 million], and ordinary income declined 9%, to ¥42.0 billion [$391 million].

	FY05 Q1	FY04 Q1	Increase (decrease)	
			¥ billion	Percent
	¥ billion	¥ billion		
Net sales	603.9	559.5	44.3	8
Operating income	44.0	47.1	(3.0)	(7)
Ordinary income	42.0	46.4	(4.3)	(9)
Net income	26.1	28.0	(1.8)	(7)

A defining trend of the business environment in the first quarter was a global upward movement in prices for oil and other raw materials. In Japan, the domestic economy continued its recovery, but exports weakened, consequently economic growth was modest. In the U.S., private-sector demand supported continuing economic vigor as personal consumption and capital spending continued to rise. Economic recovery proceeded gradually in Europe. Strong economic growth continued in China, and other Asian economies also expanded steadily.

In this challenging business environment, the Companies continued to introduce appealing new products, to undertake initiatives for expanding sales worldwide, and to expand global production capacity. Furthermore, the Companies worked to raise productivity, to improve logistical efficiency, and to make the most of their strengths in research and technology.

B. Segment Information

1. By business segment

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

		FY05 Q1	FY04 Q1	Increase (decrease)	
				¥ billion	Percent
		¥ billion	¥ billion		
Tires	Sales	479.6	445.7	33.8	8
	Operating income	34.1	38.5	(4.3)	(11)
Diversified Products	Sales	131.2	119.1	12.0	10
	Operating income	9.6	8.4	1.2	14
Consolidated Results	Sales	603.9	559.5	44.3	8
	Operating income	44.0	47.1	(3.0)	(7)

In the tires segment, the Companies' operating income in the first quarter declined 11% from the same period of the previous year, to ¥34.1 billion [$318 million], on an increase of 8% in sales, to ¥479.6 billion [$4.5 billion]. Rising prices for raw materials and other factors offset the earnings contribution from sales growth. The Companies achieved sales growth by introducing appealing new products on a global basis, increasing their marketing efforts, and improving their product mix.

In the diversified products segment, the Companies' operating income in the first quarter increased 14% over the same period of the previous year, to ¥9.6 billion [$89 million], on an increase of 10% in sales, to ¥131.2 billion [$1.2 billion]. Business was especially strong in precision components for office equipment and, in the United States, in building materials.

2. By geographical segment

		FY05 Q1	FY04 Q1	Increase (decrease)	
				¥ billion	Percent
		¥ billion	¥ billion		
Japan	Sales	268.6	253.4	15.1	6
	Operating income	27.8	28.5	(0.7)	(3)
The Americas	Sales	252.1	229.3	22.7	10
	Operating income	7.3	7.7	(0.4)	(5)
Europe	Sales	85.7	76.7	8.9	12
	Operating income	5.0	4.7	0.2	6
Other	Sales	107.8	95.3	12.4	13
	Operating income	5.6	5.5	0.1	3
Consolidated Results	Sales	603.9	559.5	44.3	8
	Operating income	44.0	47.1	(3.0)	(7)

In Japan, the Companies' operating income in the first quarter declined 3% from the same period of the previous year, to ¥27.8 billion [$259 million], on an increase of 6% in sales, to ¥268.6 billion [$2.5 billion]. Rising prices for raw materials offset the earnings contribution from sales growth. In Japanese domestic market, unit sales of tires remained at the same level as the same period of the previous year, while unit exports of tires increased. Precision components for office equipment and automotive components contributed to Japanese sales growth in diversified products.

In the Americas, the Companies' operating income in the first quarter declined 5% from the same period of the previous year, to ¥7.3 billion [$68 million], on an increase of 10% in sales, to ¥252.1 billion [$2.3 billion]. Rising prices for raw materials offset the earnings contribution from sales growth. In North American tire operations, unit sales of passenger car and light-truck tires declined from the same period of the previous year in

the original equipment sector but increased in the replacement sector. In addition, unit sales of truck and bus tires increased greatly over the same period of the previous year in both the original equipment sector and replacement sectors. Business improved over the same period of the previous year in diversified operations and in Latin American operations.

In Europe, the Companies' operating income in the first quarter increased 6% over the same period of the previous year, to ¥5.0 billion [$47 million], on an increase of 12% in sales, to ¥85.7 billion [$0.8 billion]. The earnings contribution from sales growth offset the adverse effect on earnings of rising prices for raw materials. Unit sales of passenger car and light-truck tires increased over the same period of the previous year in the original equipment sector and in the replacement sector. Unit sales of truck and bus tires also increased over the same period of the previous year, led by growth in the original equipment sector.

In other regions, the Companies' operating income in the first quarter increased 3% over the same period of the previous year, to ¥5.6 billion [$52 million], on an increase of 13% in sales, to ¥107.8 billion [$1.0 billion]. The earnings contribution from sales growth offset the adverse effect on earnings of rising prices for raw materials by increasing their marketing efforts and improving their product mix.

C. Cash Flows

		FY05 Q1	FY04 Q1	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by operating activities		7.8	49.1	(41.3)
Net cash used in investing activities		(48.6)	(44.7)	(3.9)
Net cash provided by (used in) financing activities		20.0	(13.2)	33.3
Effect of exchange rate changes on cash and cash equivalents		0.8	(1.5)	2.4
Net increase (decrease) in cash and cash equivalents		(19.9)	(10.4)	(9.4)
Cash and cash equivalents	At beginning of quarter	263.7	298.2	(34.5)
	At end of quarter	243.8	287.7	(43.9)

Cash and cash equivalents in the first quarter declined ¥19.9 billion [$185 million], compared with 10.4 billion in the same period of the previous year, to ¥243.8 billion [$2.3 billion] at the end of the quarter.

Net cash provided by operating activities in the first quarter declined ¥41.3 billion [$385 million], to ¥7.8 billion [$73 million]. Income before income taxes and minority interests was ¥42.0 billion [$391 million], compared with ¥43.2 billion in the same period of the previous year; depreciation and amortization was ¥30.4 billion [$283 million], compared with ¥26.6 billion in the previous year. Those factors offset the effects of an increase of ¥32.0 billion [$298 million] in inventories, compared with ¥11.5 billion in the same period of the previous year; and ¥24.5 billion [$228 billion] in income taxes paid and other payment, compared with ¥2.5 billion provided in the same period of the previous year.

Net cash used in investing activities in the first quarter increased ¥3.9 billion [$36 million], to ¥48.6 billion [$453 million] at the end of the quarter. Payments for purchases of property, plant and equipment was ¥48.7 billion [$453 million], compared with ¥43.0 billion in the same period of the previous year.

Net cash provided by financing activities in the first quarter increased ¥33.3 billion [$310 million], to ¥20.0 billion [$186 million] at the end of the quarter, compared with ¥13.2 billion (used) in the same period of the previous year. Net increase in long-term borrowings and bonds were ¥27.6 billion [$257 billion], compared with ¥3.6 billion in the same period of the previous year.

II. Projections

Below is a summary of management's projections for consolidated sales and earnings in the first half (January 1 to June 30, 2005) of the current fiscal year. These projections are revisions to the projections announced by the Company on February 18, 2005. Regarding consolidated sales and earnings in the full year (January 1 to December 31, 2005), any revision to those projections would be made at the time the Companies announce their first-half business and financial results for fiscal 2005.

Underlying the stronger-than-expected sales performance has been continuing recovery in the world economy and robust demand for tires, especially in markets outside Japan. Profitability is still an issue, however, as prices for natural rubber remain high and as rising prices for crude oil and other basic materials increase the prices of other raw materials used in the Companies' products.

Consolidated (Group)

	(Revised) FY2005 1st-half Projections	FY2004 1st-half Results	Increase (decrease)	(Reference) (Initial) FY2005 1st-half Projections
	¥ billion	¥ billion	¥ billion	¥ billion
Net sales	1,240.0	1,153.2	86.7	1,200.0
Operating income	78.0	91.9	(13.9)	64.0
Ordinary income	72.0	86.8	(14.8)	55.0
Net income	93.0	52.2	40.7	80.0

Parent Company

	(Revised) FY2005 1st-half Projections	FY2004 1st-half Results	Increase (decrease)	(Reference) (Initial) FY2005 1st-half Projections
	¥ billion	¥ billion	¥ billion	¥ billion
Net sales	390.0	375.4	14.5	385.0
Operating income	40.0	51.1	(11.2)	33.0
Ordinary income	47.0	63.2	(16.2)	40.0
Net income	76.0	44.3	31.7	70.0

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking Statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Consolidated Financial Statements

Consolidated Balance Sheet (Unaudited)

	FY2004 1Q (As of 31 March 2004)		FY2005 1Q (As of 31 March 2005)		FY2004 (As of 31 December 2004)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Assets							
Current Assets:							
Cash	259,206		229,275		252,796		(23,521)
Notes and accounts receivable - trade	412,874		462,698		460,534		2,164
Inventories	356,292		409,317		373,419		35,898
Other	131,875		111,265		106,848		4,417
Total Current Assets	1,160,249	52.6	1,212,557	51.3	1,193,598	51.1	18,959
Fixed Assets:							
Tangible assets	659,415		753,038		743,609		9,429
Other	387,956		399,576		396,499		3,077
Total Fixed Assets	1,047,371	47.4	1,152,614	48.7	1,140,109	48.9	12,505
Total	2,207,621	100.0	2,365,171	100.0	2,333,708	100.0	31,463
Liabilities							
Current Liabilities:							
Notes and accounts payable	242,899		274,257		295,998		(21,741)
Short-term borrowings and current portion of bonds	176,569		188,599		171,705		16,894
Accrued expenses	153,175		169,036		156,804		12,232
Other	72,910		74,319		90,483		(16,164)
Total Current Liabilities	645,555	29.3	706,212	29.8	714,992	30.6	(8,780)
Long-term Liabilities:							
Bonds	130,000		133,085		133,146		(61)
Long-term borrowings	181,433		188,851		174,721		14,130
Accrued pension and liability for retirement benefits	268,795		285,464		279,734		5,730
Other	60,417		63,368		63,729		(361)
Total Long-term Liabilities	640,645	29.0	670,770	28.4	651,332	27.9	19,438
Total Liabilities	1,286,201	58.3	1,376,983	58.2	1,366,324	58.5	10,659
Minority Interests							
Minority Interests	36,124	1.6	32,278	1.4	32,402	1.4	(124)
Shareholders' Equity							
Common stock	126,354	5.7	126,354	5.3	126,354	5.4	–
Capital Surplus	122,079	5.5	122,078	5.2	122,078	5.2	–
Retained earnings	760,861	34.5	802,632	33.9	837,764	35.9	(35,132)
Net unrealized gain on available-for-sale securities	86,549	3.9	103,100	4.4	102,612	4.4	488
Foreign currency translation adjustments	(159,156)	(7.2)	(147,186)	(6.2)	(152,300)	(6.4)	5,114
Treasury stock, at cost	(51,391)	(2.3)	(51,070)	(2.2)	(101,528)	(4.4)	50,458
Total Shareholders' Equity	885,295	40.1	955,909	40.4	934,980	40.1	20,929
Total	2,207,621	100.0	2,365,171	100.0	2,333,708	100.0	31,463

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income (Unaudited)

	FY2004 1Q (Three months ended 31 March 2004)		FY2005 1Q (Three months ended 31 March 2005)		Increase (decrease)		FY2004 (Year ended 31 December 2004)	
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million	%
Net Sales	559,570	100.0	603,937	100.0	44,367	–	2,416,685	100.0
Cost of Sales	353,493	63.2	390,062	64.6	36,569	1.4	1,533,251	63.4
Gross profit	206,076	36.8	213,875	35.4	7,799	(1.4)	883,434	36.6
Selling, General and Administrative Expenses	158,965	28.4	169,852	28.1	10,887	(0.3)	685,737	28.4
Operating income	47,110	8.4	44,022	7.3	(3,088)	(1.1)	197,697	8.2
Non-operating Income	4,846	0.9	4,809	0.8	(37)	(0.1)	19,742	0.8
Interest income and dividend income	723		822				4,936	
Foreign currency exchange gain	316		–				–	
Other	3,806		3,987				14,806	
Non-operating Expenses	5,509	1.0	6,782	1.1	1,273	0.1	35,845	1.5
Interest expense	2,593		3,162				11,330	
Foreign currency exchange loss	–		121				1,656	
Other	2,916		3,498				22,857	
Ordinary income	46,446	8.3	42,049	7.0	(4,397)	(1.3)	181,593	7.5
Extraordinary Income	–	–	–	–	–	–	2,522	0.1
Gain on sales of tangible assets	–		–				2,522	
Extraordinary Loss	3,213	0.6	–	–	(3,213)	(0.6)	3,240	0.1
Loss on voluntary tire replacement	3,213		–				3,240	
Income before income taxes and minority interests	43,233	7.7	42,049	7.0	(1,184)	(0.7)	180,876	7.5
Income taxes	13,930	2.5	15,009	2.5	1,079	(0.0)	62,818	2.6
Minority Interests	1,266	0.2	899	0.2	(367)	(0.0)	3,605	0.2
Net Income	28,036	5.0	26,139	4.3	(1,897)	(0.7)	114,453	4.7

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows (Unaudited)

	FY2004 1Q (Three months ended 31 March 2004)	FY2005 1Q (Three months ended 31 March 2005)	Increase (decrease)	FY2004 (Year ended 31 December 2004)
	Yen in million	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities				
Income before income taxes and minority interests	43,233	42,049	(1,184)	180,876
Depreciation and amortization	26,641	30,497	3,856	111,490
(Increase) decrease in notes and accounts receivable	577	(249)	(826)	(39,872)
(Increase) decrease in inventories	(11,540)	(32,085)	(20,545)	(21,991)
Increase (decrease) in notes and accounts payable	(12,307)	(7,830)	4,477	17,460
Other	2,546	(24,575)	(27,121)	(9,235)
Net Cash Provided by Operating Activities	49,150	7,806	(41,344)	238,729
Cash Flows from Investing Activities				
Payments for purchase of tangible assets	(43,003)	(48,765)	(5,762)	(179,565)
Other	(1,746)	115	1,861	(351)
Net Cash Used in Investing Activities	(44,750)	(48,650)	(3,900)	(179,916)
Cash Flows from Financing Activities				
Net increase (decrease) in borrowings and bonds	3,686	27,694	24,008	(14,536)
Payments for purchase of treasury stock	(17,738)	(41)	17,697	(67,934)
Cash dividends paid	(6,388)	(8,475)	(2,087)	(13,258)
Other	7,160	875	(6,285)	1,586
Net Cash Provided by (Used in) Financing Activities	(13,279)	20,053	33,332	(94,142)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,599)	877	2,476	791
Net Increase (Decrease) in Cash and Cash Equivalents	(10,480)	(19,913)	(9,433)	(34,538)
Cash and Cash Equivalents at Beginning of Period	298,264	263,726	(34,538)	298,264
Cash and Cash Equivalents at End of Period	287,784	243,813	(43,971)	263,726

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information (Unaudited)

1. Business Segment Information

FY2004 1st Quarter (Three months ended 31 March 2004) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	444,801	114,768	559,570	—	559,570
(2)Intersegment sales and transfers	970	4,421	5,392	(5,392)	—
Total	445,771	119,190	564,962	(5,392)	559,570
Operating expenses	407,221	110,766	517,988	(5,528)	512,459
Operating income	38,550	8,423	46,973	136	47,110

FY2005 1st Quarter (Three months ended 31 March 2005) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	478,848	125,089	603,937	—	603,937
(2)Intersegment sales and transfers	809	6,135	6,944	(6,944)	—
Total	479,657	131,225	610,882	(6,944)	603,937
Operating expenses	445,461	121,596	567,058	(7,143)	559,915
Operating income	34,195	9,628	43,823	199	44,022

FY2004 (Year ended 31 December 2004) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	1,927,989	488,696	2,416,685	—	2,416,685
(2)Intersegment sales and transfers	3,838	24,083	27,921	(27,921)	—
Total	1,931,827	512,779	2,444,607	(27,921)	2,416,685
Operating expenses	1,771,535	476,286	2,247,822	(28,833)	2,218,988
Operating income	160,291	36,493	196,785	911	197,697

2. Geographical Segment Information

FY2004 1st Quarter (Three months ended 31 March 2004) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	192,834	228,233	75,972	62,529	559,570	—	559,570
(2)Intersegment sales and transfers	60,663	1,149	818	32,833	95,464	(95,464)	—
Total	253,497	229,383	76,791	95,362	655,035	(95,464)	559,570
Operating expenses	224,904	221,633	72,031	89,856	608,425	(95,966)	512,459
Operating income	28,593	7,749	4,759	5,506	46,609	501	47,110

FY2005 1st Quarter (Three months ended 31 March 2005) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	197,377	250,668	84,841	71,050	603,937	—	603,937
(2)Intersegment sales and transfers	71,240	1,464	916	36,804	110,424	(110,424)	—
Total	268,617	252,132	85,757	107,854	714,362	(110,424)	603,937
Operating expenses	240,797	244,806	80,714	102,162	668,482	(108,567)	559,915
Operating income	27,819	7,325	5,042	5,692	45,880	(1,857)	44,022

FY2004 (Year ended 31 December 2004) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	814,625	1,013,519	321,695	266,844	2,416,685	—	2,416,685
(2)Intersegment sales and transfers	254,237	5,418	3,900	138,538	402,095	(402,095)	—
Total	1,068,862	1,018,938	325,596	405,382	2,818,780	(402,095)	2,416,685
Operating expenses	937,743	992,280	303,579	387,718	2,621,320	(402,332)	2,218,988
Operating income	131,119	26,658	22,017	17,664	197,459	237	197,697

Subsequent Event

On April 1, 2005, the Company received approval from the Ministry of Health, Labor and Welfare to return the substitutional portion of the Bridgestone Corporate Pension Fund, in which the Company and some of its Japanese subsidiaries participate, to the government. This transfer is in accordance with the Defined Benefit Pension Plan Law, enacted in April 2002. Management expects the transfer to result in an extraordinary gain in fiscal 2005 of ¥78.5 billion in the Company's consolidated accounts and ¥71.2 billion in the Company's nonconsolidated accounts.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (May 9, 2005)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as follows:

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: April 13, 2005 through April 28, 2005
3. Aggregate number of shares purchased: 2,393,000 shares
4. Aggregate purchase amount: 4,781,726,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 86th Ordinary General Meeting of Shareholders held on March 30, 2005 are as follows:

(1) Class of shares to be purchased: Common stock of Bridgestone Corporation

(2) Aggregate number of shares to be purchased: Up to 24 million shares

(3) Aggregate purchase amount: Up to 50 billion yen

2. The number of shares of common stock that have been purchased since March 30, 2005, the date of the Ordinary General Meeting of Shareholders, is as follows:

(1) Aggregate number of shares purchased: 2,393,000 shares

(2) Aggregate purchase amount: 4,781,726,000 yen

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone to Produce Tires in Hungary

New plant will begin producing high-performance and large rim size tires for passenger cars in 2008

Tokyo (May 9, 2005)—Bridgestone Corporation announced today that its wholly owned subsidiary Bridgestone Europe NV/SA will build a tire plant in Hungary.

Construction of the new plant will begin in 2006, according to the announcement, with production to get under way in 2008. Bridgestone's plans call for production capacity at the plant to reach about 8,000 tires a day in the first half of 2009. The company has earmarked 190 million euros for investment in the project. The plant will produce radial tires for passenger cars and light trucks, and it will be the first European installation of Bridgestone's revolutionary new BIRD production system. BIRD (Bridgestone Innovative and Rational Development) is the first tire production system that automates the entire manufacturing sequence from the processing of materials to the inspection of the finished tires.

Europe is considered to be one of the most advanced markets for the automotive industry in terms of the high-speed driving on the autobahn (expressway), high demand for safety and environment, and consumers' awareness of designs. The Hungarian plant will serve the growing demand for high-performance and large rim size tires for passenger cars in Europe, as well as increasing the group's overall supply capacity there.

- more -

When the Hungarian plant begins operation, the Bridgestone Group will have 51 tire plants in 24 nations. That includes three plants already announced in Mexico, Brazil, and China. The Hungarian plant will be the second tire plant in central Europe for the Bridgestone Group, which produces tires in Poznan, Poland.

Outline of the New Production Subsidiary

Location	Near Tatabánya, Hungary
Incorporation	Planned for June 2005
Start of production	2008 (Planned)
Site	About 66 hectares
Products	Radial tires for passenger cars and light trucks
Total investment	About 190 million euros
Production capacity	About 8,000 tires/day in the first half of 2009
Ownership	Bridgestone Europe NV/SA 100%

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

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